Exhibit 99.2

July 31, 2024

Kyushu Electric Power Co., Inc.

Preparations begin for transition to holding company structure

- Aiming for further growth of the Kyuden Group –

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Kyushu Electric Power Co., Inc. (the Company) is proceeding with the examination of a new group structure in order to pursue further growth of the domestic electricity business, promote the further development of growth businesses, and contribute to the achievement of the Kyuden Group Management Vision 2030 (as previously announced on January 31, 2024).

The Company announces as follows its resolution passed at the Board of Directors Meeting held today that the Company will start with the preparations for the transition to a holding company structure.

1.	Purpose of transitioning to a holding company structure and the group management structure to be achieved by the transition

(1) Group management from an overall optimization perspective

Efforts will be made to optimize the allocation of management resources from a group-wide perspective and enhance group governance.

(2) Autonomous and prompt business operations

By carrying out business activities tailored to the respective business environments and characteristics under the responsibility and authority of each business company, it will contribute to strengthening the competitiveness of each business.

2.	Group structure after transitioning to a holding company structure and schedule for the share transfer

After transitioning to a holding company structure, we are considering positioning major business companies directly under the holding company and allowing each business company to autonomously promote its business. Details of the group structure and specific schedule are currently under consideration and will be announced after a decision has been made.